UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 15)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha FamilyMart

(Name of Subject Company)

FamilyMart Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

FamilyMart Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

FamilyMart Co., Ltd.

Attn: Ayumi Hosaka

Sunshine 60 Building 17th Floor

3-1-1 Higashi-Ikebukuro,

Toshima-ku

Tokyo 170-6017

Japan

+81-3-3989-6600

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

(a)

Exhibit	Description

1	English translation of Notice Regarding Commencement of Discussions Concerning the Management Integration between FamilyMart Co., Ltd. and UNY Group Holdings Co. Ltd., dated as of March 10, 2015.[1]

2	English translation of Notice Regarding Media Articles, dated as of August 20, 2015.[2]

3	English translation of Notice Regarding Postponement of the Execution of the Basic Agreement Concerning the Management Integration between FamilyMart Co., Ltd. and UNY Group Holdings Co. Ltd., dated as of August 27, 2015.[3]

4	English translation of Notice Regarding Media Articles, dated as of September 17, 2015.[4]

5	English translation of Notice Regarding the Execution of the Basic Agreement Concerning the Management Integration between FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd., dated as of October 15, 2015.[5]

6	English translation of Notice Regarding the Execution of the Absorption-Type Merger Agreement between FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd. and Absorption-Type Demerger Agreement between FamilyMart Co., Ltd. and Circle K Sunkus Co., Ltd., and the Change of Company Name, dated as of February 3, 2016.[6]

7	English translation of Notice Regarding the Change of Representative Director and Title Changes of Representative Directors, dated as of February 3, 2016.[7]

8	English translation of Notice Regarding the Announcement of ITOCHU Corporation’s Acquisition of Additional Shares in FamilyMart Co., Ltd., dated as of February 4, 2016.[8]

9	English translation of Notice Regarding Partial Amendments to the Articles of Incorporation, dated as of April 8, 2016.[9]

[1]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on July 21, 2015.
[2]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 24, 2015.
[3]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 28, 2015.
[4]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on September 18, 2015.
[5]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on October 16, 2015.
[6]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on February 4, 2016.
[7]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on February 4, 2016.
[8]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on February 5, 2016.
[9]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 11, 2016.

10	English translation of Notice Regarding Management Structures of the New Integrated Company “FamilyMart UNY Holdings Co., Ltd.”, New CVS Company “FamilyMart Co., Ltd.”, and GMS Business Company “UNY Co., Ltd.”, dated as of April 8, 2016.[10]

11	English translation of Notice of Convocation of the 35th Ordinary General Meeting of Shareholders of FamilyMart Co., Ltd., dated as of May 4, 2016.[11]

12	English translation of the 35th Term Reports (Attached documents to the Notice of Convocation of the 35th Ordinary General Meeting of Shareholders of FamilyMart Co., Ltd.), dated as of May 4, 2016.[12]

13	English translation of Content of the Financial Documents, Etc. Pertaining to the 45th Fiscal Year of UNY Group Holdings Co., Ltd. (Appendix of Reference Document for the General Meeting of Shareholders of FamilyMart Co., Ltd.), dated as of May 4, 2016.[13]

14	English translation of Content of the Financial Documents, Etc. Pertaining to the 15th Fiscal Year of Circle K Sunkus Co., Ltd. (Appendix of Reference Document for the General Meeting of Shareholders of FamilyMart Co., Ltd.), dated as of May 4, 2016.[14]

15	English translation of Notice of Convocation of the 45th Annual General Meeting of Shareholders of UNY Group Holdings Co., Ltd., dated as of May 4, 2016.[15]

16	English translation of Content of the Financial Documents, Etc. Pertaining to the 35th Fiscal Year of FamilyMart Co., Ltd. (Appendix of Reference Document for the General Meeting of Shareholders of UNY Group Holdings Co., Ltd.), dated as of May 4, 2016.[16]

17	English translation of Matters to Be Disclosed on the Internet upon Sending the Notice of Convocation of the 35th Ordinary General Meeting of Shareholders of FamilyMart Co., Ltd., dated as of May 4, 2016.[17]

18	English translation of Matters to Be Disclosed on the Internet upon Sending the Notice of Convocation of the 35th Ordinary General Meeting of Shareholders of FamilyMart Co., Ltd. (No.1: Approval of Absorption-Type Merger Agreement between FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd.), dated as of May 4, 2016.[18]

[10]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 11, 2016.
[11]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[12]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[13]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[14]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[15]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[16]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[17]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[18]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.

19	English translation of Matters to Be Disclosed on the Internet upon Sending the Notice of Convocation of the 35th Ordinary General Meeting of Shareholders of FamilyMart Co., Ltd. (No. 2: Approval of Absorption-Type Demerger Agreement between FamilyMart Co., Ltd. and Circle K Sunkus Co., Ltd.), dated as of May 4, 2016.[19]

20	English translation of Items for Disclosure on the Internet Pursuant to Laws and Regulations and the Articles of Incorporation of UNY Group Holdings Co., Ltd., dated as of May 4, 2016.[20]

21	English translation of Notice of Resolution of the 45th Annual General Meeting of Shareholders of UNY Group Holdings Co., Ltd., dated as of May 26, 2016.[21]

22	English translation of Notice Regarding Extraordinary Loss and Adjustment to Future Outlook of UNY Group Holdings Co., Ltd., dated as of May 26, 2016.[22]

23	English translation of Notice Regarding Transfer of Subsidiaries in Association with the Management Integration with UNY Group Holdings Co., Ltd., dated as of May 26, 2016.[23]

24	English translation of Public Notice of Merger and Absorption-Type Demerger of FamilyMart Co., Ltd., dated as of June 1, 2016.[24]

25	English translation of Public Notice of Merger of UNY Group Holdings Co., Ltd., dated as of June 1, 2016.[25]

26	English translation of Notice Regarding Extraordinary Loss of UNY Group Holdings Co., Ltd., dated as of July 1, 2016.[26]

27	English translation of Notice Regarding Demerger (Simplified Absorption-type Demerger), dated as of July 8, 2016.[27]

28	English translation of (Amendment) Notice Regarding Transfer of Subsidiaries in Association with the Management Integration with UNY Group Holdings Co., Ltd., dated as of July 8, 2016.[28]

[19]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[20]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[21]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on May 26, 2016.
[22]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on May 26, 2016.
[23]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on May 26, 2016.
[24]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on June 1, 2016.
[25]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on June 1, 2016.
[26]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on July 1, 2016.
[27]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on July 8, 2016.
[28]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on July 8, 2016.

29	English translation of Notice Regarding Organization and Management Structures, dated as of August 9, 2016.[29]

30	English translation of Notice concerning Extraordinary Loss and Inventory Valuation Loss of UNY Group Holdings Co., Ltd., dated as of August 9, 2016.[30]

31	English translation of Notice Regarding Dividend of Surplus (Interim Dividend) of UNY Group Holdings Co., Ltd., dated as of August 9, 2016.[31]

32	English translation of (Amendment) Notice Regarding Transfer of Subsidiaries in Association with the Management Integration with UNY Group Holdings Co., Ltd., dated as of August 17, 2016.[32]

33	English translation of Notice concerning tender into tender offer for SAGAMI Co., Ltd. and conclusion of debt transfer agreement, dated as of August 17, 2016.[33]

34	English translation of Notice concerning the increase in the provision for loss on interest repayment of UNY Group Holdings Co., Ltd., dated as of August 23, 2016.

(b) N/A.

ITEM 2. INFORMATIONAL LEGENDS

The required legend is prominently included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Exhibit	Description

II-1	FamilyMart Co., Ltd.’s Amended Extraordinary Report Concerning Execution of Absorption-Type Merger Agreement and Absorption-Type Demerger Agreement, dated February 4, 2016.[34]

II-2	Supplementary Materials Regarding the Management Integration with FamilyMart Co., Ltd. for the 45th Annual General Meeting of Shareholders of UNY Group Holdings Co., Ltd., dated as of May 4, 2016.[35]

II-3	FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd.’s Public Notice Regarding the Merger and Demerger, dated June 1, 2016.[36]

[29]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 9, 2016.
[30]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 9, 2016.
[31]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 9, 2016.
[32]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 17, 2016.
[33]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 17, 2016.
[34]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on February 5, 2016.
[35]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on April 28, 2016.
[36]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on June 1, 2016.

(2) N/A.

(3) N/A.

PART III - CONSENT TO SERVICE OF PROCESS

FamilyMart Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on July 21, 2015.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Isamu Nakayama
(Signature)

Isamu Nakayama
President
FamilyMart Co., Ltd.
(Name and Title)

August 23, 2016
(Date)